INVESTOR PRESENTATION Q4 FY2019

DISCLAIMER This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation other than statements of historical facts, including, without limitations, statements regarding our future results of operations and ﬁnancial position, our business strategy and our plans and objectives for future operations, our addressable market, potential technological disruptions, and potential opportunities in new payment options, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our projected ﬁnancial performance for our ﬁrst ﬁscal quarter and full-ﬁscal year 2020. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to sustain our revenue growth rate in the future; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favorable pricing and utilization rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; the size of our addressable market and market trends; our ability to adapt to technological change and innovate solutions for our clients; our plans for growth and future operations, including our ability to manage our growth; our expectations of future operating results or ﬁnancial performance; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate ﬂuctuations; and our future ﬁnancial performance, including trends in revenue, cost of sales, gross proﬁt, selling, general and administrative expenses ﬁnance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F ﬁled with the Securities and Exchange Commission on September 25, 2019. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS ﬁnancial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, ﬁnancial measures determined in accordance with IFRS. The non-IFRS measures as deﬁned by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non- IFRS Reconciliation section for a reconciliation of these non-IFRS ﬁnancial measures to the most directly comparable IFRS ﬁnancial measures. 2

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY STRONG GROWTH COMBINING NEXT-GEN AND FINANCIAL TECHNOLOGIES WITH FOUNDER-LED, EXPERIENCED PERFORMANCE DEEP INDUSTRY MANAGEMENT TEAM WITH EXPERTISE STRONG CULTURE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE DELIVERY 3

ENGINEERING NEXT-GEN TECH ENTERPRISE AGILE WE ARE A PURE PLAY STRATEGY AUTOMATION NEXT-GEN TECHNOLOGY COMPANY USER EXPERIENCE TRADITIONAL CONSULTANTS IT SERVICES & AGENCIES 4

$622B 2022 % DIGITAL 17 TRANSFORMATION CAGR SERVICES* WE SERVE A LARGE ADDRESSABLE $390B * WORLDWIDE SEMIANNUAL DIGITAL 2019 TRANSFORMATION SPENDING GUIDE MARKET IDC OCTOBER 2018 5

GLOBAL STAFF 5,754 AS OF JUNE 30, 2019 CLOSE TO CLIENT NEARSHORE DELIVERY DENMARK, GERMANY, NETHERLANDS, EUROPEAN UNION: ROMANIA, BULGARIA;  UNITED KINGDOM, UNITED STATES   CENTRAL EUROPEAN COUNTRIES: MACEDONIA, MOLDOVA AND SERBIA;     LATIN AMERICA: ARGENTINA, COLOMBIA, URUGUAY AND VENEZUELA Employee Geography FY16 FY17 FY18 FY19 Q4FY18 Q4FY19 Western Europe 237 233 232 254 232 254 Central Europe - EU Countries 1,572 2,314 2,578 3,062 2,578 3,062 1,809 2,547 2,810 3,316 2,810 3,316 Central Europe - Non-EU Countries 928 1,073 1,279 1,583 1,279 1,583 Latin America - 68 665 780 665 780 North America 58 56 65 75 65 75 2,795 3,744 4,819 5,754 4,819 5,754 6

CONCISE COMPUDAVA ALPHEUS NICKELFISH VELOCITY PARTNERS UK MOLDOVA  GERMANY  USA  USA & LATAM  IT CONSULTANCY NEARSHORE  CONSULTING DIGITAL, UX, & NA SALES & DELIVERY BUSINESS STRATEGY FIRM LATAM DELIVERY PS TECH ISDC BAIN SERBIA  NETHERLANDS  PARTNERSHIP AGILE DELIVERY & CE  ANNOUNCED AGILE DELIVERY IPO FOUNDED IN EXPAND  EXPAND  EXPAND  NYSE TO CE TO USA TO LATAM JULY 2018 FY19 2000 2019 HEADCOUNT 60 240 1,000 2,000 5,754 HISTORY OF ENDAVA 7

WE MAKE OUR CLIENTS MORE MORE & MORE ENGAGING RESPONSIVE EFFICIENT AGILE BUSINESS AUTOMATION DIGITAL  CREATIVE INSIGHTS MOBILEDIGITAL  DISTRIBUTEDSMART   SOFTWARE  TESTINGTEST CONTINUOUS APPLICATIONSADVANCED   SERVICESMART    STRATEGY THROUGH EXECUTION ARCHITECTURE AGILE DEV ENGINEERING AUTOMATIONSERVICES & CD & DEVOPS CLOUD MANAGEMENTAM & UX DATA & IoT AUTOMATION ENGINEERING DELIVERY DESK 8

TODAY BANKING PAYMENTS HEALTHCARE RETAIL / CPG LOGISTICS TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE 9

QUANTUM PROTOTYPING BIOMETRIC SCHEMELESS REAL OMNI-CHANNEL CRYPTOCURRENCY OPEN APIs CUSTOMER CENTRIC UX MICRO MERCHANTS SMART POS & NANO PAYMENTS SYSTEMS PSD2 FRICTIONLESS ROBOTIC  IN APP P2P PAYMENTS AUTOMATION ROI OPPORTUNITY MESSAGE  BLOCKCHAIN PAYMENTS APPS CHATBOTS PLATFORMS FINANCIAL INCLUSION 2016 2017 2018 2019 2020 DOMAIN EXPERTISE: PAYMENT 10

SCALABILITY BRAND CULTURE M&A AS WE STRIVE TO BE THE TO SUPPORT THIS GROWTH, WE WE USE TUCK-IN ACQUISITIONS TO ASPIRATIONAL BRAND FOR IT NEED LEADERSHIP AND HAVE ACCELERATE OUR GROWTH PROFESSIONALS IN THE DEVELOPED THE ‘PASS IT ON’ STRATEGY - TO EITHER ESTABLISH REGIONS IN WHICH WE INITIATIVE WHICH DRIVES OURSELVES IN A NEW GEO OR TO OPERATE, WE ATTRACT HIGH LOYALTY AND LOWERS ESTABLISH A NEW AREA OF QUALITY TALENT. ATTRITION. EXPERTISE AND MARKET GROWTH. 11

FINANCIALS 12

FINANCIAL HIGHLIGHTS MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW 13

REVENUE (£m) 287.9 300m CAGR 36% 217.6 76.6 Q4 61.5 150m 73.1 Q3 58.6 71.8 Q2 50.0 84.1 115.4 159.4 217.6 287.9 47.5 66.4 Q1 0m FY15 FY16 FY17 FY17 FY19 _ 6m18 6m19 FY15 FY16 FY17 FY18 FY19 12M18 12M19 JUNE 30 JUNE 30 OVER LAST 5 YEARS, 88.8% OF REVENUE (ON AVERAGE) EACH FISCAL YEAR WAS GENERATED FROM CLIENTS IN THE PREVIOUS YEAR. STRONG REVENUE GROWTH 14

PROFIT BEFORE TAX (£m) ADJUSTED PROFIT BEFORE TAX (£m)* 35m 55m 51.9 30.1 CAGR 34% 24.6 13.5 Q4 33.5 10.5 Q4 6.7 17.5m 22.5m 9.7 13.2 Q3 5.5 7.6 Q3 8.5 6.0 13.5 Q2 7.5 9.4 Q2 15.2 20.8 21.7 24.6 30.1 6.4 2.6 Q1 16.1 22.8 25.2 33.5 51.9 7.8 11.7 Q1 0m 0m FY15 FY16 FY17 FY18 FY19 _ FY17 FY18 FY15 FY16 FY17 FY18 FY19 _ FY17 FY18 FY15 FY16 FY17 FY18 FY19 12M18 12M19 FY15 FY16 FY17 FY18 FY19 12M18 12M19 JUNE 30 JUNE 30 JUNE 30 JUNE 30 MARGIN 18.1% 18.0% 13.6% 11.3% 10.5% 10.9% 13.6% Q4 MARGIN 19.2% 19.7% 15.8% 15.4% 18.0% 15.7% 17.6% Q4 9.4% 10.4% Q3 14.5% 18.1% Q3 12.0% 13.1% Q2 15.0% 18.9% Q2 13.5% 3.9% Q1 16.4% 17.6% Q1 *SEE PAGE 20 FOR RECONCILIATION OF IFRS TO NON-IFRS METRICS ROBUST PROFITABILITY 15

2-10 TOP CLIENT REVENUE % TOP CLIENT No. OF CLIENTS / REVENUE > £1m* 100% 70 66% 54% 49% 50% 35 42% 38% 39% 40% 50% 38% 36% 31% 28% 30% 30% 16% 16% 13% 11% 10% 9% 10% 18 26 34 46 63 46 63 0 0 FY15 FY16 FY17 FY17 FY17 - q218 q219 FY15 FY16 FY17 FY18 FY19 Q4FY18 Q4FY19 FY15FY15 FY16 FY17FY17 FY18 FY18FY19 FY17Q4FY18 Q4FY19 JUNE 30 JUNE 30 JUNE 30 JUNE 30 * CALCULATED ON A ROLLING 12 MONTHS BASIS. DEEP CLIENT RELATIONSHIPS 16

AVERAGE SPEND: AVERAGE SPEND: TOTAL No. OF CLIENTS TOP 10 CLIENTS (£000s) REMAINING CLIENTS (£000s) 300 11,00011000 700 8250 150 5,5005500 350 2750 112 154 188 258 275 258 275 5,510 6,200 7,820 9,040 10,870 2,400 3,070 284 434 504 597 699 216 231 0 00 0 FY15 FY16 FY17 FY17 FY17 _ FY17 FY18 FY15 FY16 FY17 FY18 FY19 - Q218 Q219 FY15 FY16 FY17 FY18 FY18 - Q218 Q219 2015 2016 2017 2018 2019 Q4FY18 Q4FY19 FY15 FY16 FY17 FY18 FY19 Q4FY18 Q4FY19 FY15 FY16 FY17 FY18 FY19 Q4FY18 Q4FY19 AS OF JUNE 30, AS OF JUNE 30, JUNE 30 JUNE 30 JUNE 30 JUNE 30 INCREASING NUMBER & SPEND OF CLIENTS 17

N.AMERICA EUROPE REVENUE % BY REGION UK 100% 20% 10% 18% 16% 12% 21% 27% 26% 28% 18% 28% Q4 FY2019 34% 50% 34% 28% 31% 27% REVENUE % BY VERTICAL 52% 78% 64% 50% 45% 45% 43% 45% 0% FY15 FY16 FY17 FY17 FY17 _ FY17 FY18 PAYMENTS AND FINANCIAL SERVICES FY15 FY16 FY17 FY18 FY19 Q4FY18 Q4FY19 TECHNOLOGY, MEDIA, & TELECOMMUNICATIONS JUNE 30 JUNE 30 OTHER* *OTHER INCLUDES CONSUMER PRODUCTS,   HEALTHCARE, LOGISTICS AND RETAIL VERTICALS DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 18

CAPITAL EXPENDITURES (£m) ADJUSTED FREE CASH FLOW (£m) (1)   29.8 28.7 8m 7.3 30.0030m 5.4 8.9 Q4 2.2 Q4 20.0020m 11.9 1.2 Q3 4m 1.7 0.9 7.2 10.0010m 11.4 Q3 2.0 Q2 1.2 7.4 9.2 Q2 2.1 2.7 6.5 5.4 7.3 1.6 1.9 Q1 9.5 10.1 11.2 28.7 29.8 2.2 0.3 0 0.000 Q1 FY15 FY16 FY17 FY18 FY18 _ FY17 FY180.3 FY15FY15 FY16 FY17FY17 FY18 FY18FY19 FY1712M18 12M19 FY15 FY16 FY17 FY18 FY19 12M18 12M19 JUNE 30 JUNE 30 JUNE 30 JUNE 30 (1)   % OF REVENUE 2.5% 2.4% 4.1% 2.5% 2.5% 2.8% 2.9% Q4 11.3% 8.8% 7.0% 13.2% 10.4% 19.3% 11.6% Q4 MARGIN 1.6% 1.6% Q3 12.3% 15.7% Q3 2.3% 2.8% Q2 14.9% 12.9% Q2 3.4% 2.9% Q1 4.7% 0.4% Q1 (1)  SEE PAGE 21 FOR RECONCILIATION OF IFRS TO NON-IFRS METRICS LOW CAPEX & POSITIVE ADJUSTED FCF 19

APPENDIX 20

IFRS TO NON-IFRS RECONCILIATION 21

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